UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                          GROW BIZ INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   399817 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          G. THOMAS MACINTOSH II, ESQ.
                          MACKALL, CROUNSE & MOORE, PLC
                                 1400 AT&T TOWER
                              901 MARQUETTE AVENUE
                           MINNEAPOLIS, MN 55402-2859
                                 (612) 305-1438
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 9, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box. |X|

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                    (Cover page continued on next two pages)


                                 - Page 1 of 9 -

                                  SCHEDULE 13D

------------------------------------------------------------------------
CUSIP No.   399817  10  5
------------------------------------------------------------------------

-------------- ---------------------------------------------------------------------------------
               NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

 1             K. Jeffrey Dahlberg
-------------- ---------------------------------------------------------------------------------

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a) [X]
 2                                                                                       (b) [ ]
-------------- ---------------------------------------------------------------------------------

 3             SEC USE ONLY
-------------- ---------------------------------------------------------------------------------

               SOURCE OF FUNDS*

 4                         N/A
-------------- ---------------------------------------------------------------------------------

 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                                         [ ]
-------------- ---------------------------------------------------------------------------------

               CITIZENSHIP OR PLACE OF ORGANIZATION

 6                         United States
-------------- ---------------------------------------------------------------------------------

           NUMBER OF                            SOLE VOTING POWER

            SHARES                  7                       1,799,975
                                   ------------ ------------------------------------------------

         BENEFICIALLY                           SHARED VOTING POWER

           OWNED BY                 8                       279,250
                                   ------------ ------------------------------------------------

             EACH                               SOLE DISPOSITIVE POWER

           REPORTING                9                       1,799,975
                                   ------------ ------------------------------------------------

            PERSON                              SHARED DISPOSITIVE POWER

             WITH                  10                       279,250
-------------- ---------------------------------------------------------------------------------

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11                         2,079,225
-------------- ---------------------------------------------------------------------------------


12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                               [ ]
-------------- ---------------------------------------------------------------------------------

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13                         41.0%
-------------- ---------------------------------------------------------------------------------

               TYPE OF REPORTING PERSON*

14                       IN
-------------- ---------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - Page 2 of 9 -

                                  SCHEDULE 13D

------------------------------------------------------------------------
CUSIP No.   399817  10  5
------------------------------------------------------------------------

-------------- ---------------------------------------------------------------------------------
               NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)


 1                         Ronald G. Olson
-------------- ---------------------------------------------------------------------------------


               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a) [X]
 2                                                                                       (b) [ ]
-------------- ---------------------------------------------------------------------------------

 3             SEC USE ONLY
-------------- ---------------------------------------------------------------------------------

               SOURCE OF FUNDS*

 4                         N/A
-------------- ---------------------------------------------------------------------------------

 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                                         [ ]
-------------- ---------------------------------------------------------------------------------

               CITIZENSHIP OR PLACE OF ORGANIZATION

 6                         United States
-------------- ---------------------------------------------------------------------------------

           NUMBER OF                            SOLE VOTING POWER

            SHARES                  7                       1,231,855
                                   ------------ ------------------------------------------------

         BENEFICIALLY                           SHARED VOTING POWER

           OWNED BY                 8                       131,000
                                   ------------ ------------------------------------------------

             EACH                               SOLE DISPOSITIVE POWER

           REPORTING                9                       1,231,855
                                   ------------ ------------------------------------------------

            PERSON                              SHARED DISPOSITIVE POWER

             WITH                  10                       131,000
-------------- ---------------------------------------------------------------------------------

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11                         1,362,855
-------------- ---------------------------------------------------------------------------------


12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        [ ]
-------------- ---------------------------------------------------------------------------------

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13                         26.8%
-------------- ---------------------------------------------------------------------------------

               TYPE OF REPORTING PERSON*

14                         IN
-------------- ---------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 - Page 3 of 9 -

ITEM 1.     SECURITY AND ISSUER.

            This statement on Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Grow Biz International, Inc., a Minnesota corporation (the "Company"). The address of the Company's principal executive office is 4200 Dahlberg Drive, Minneapolis, Minnesota 55422.


ITEM 2.     IDENTITY AND BACKGROUND.


            This statement is being filed by K. Jeffrey Dahlberg ("KJD") and Ronald G. Olson ("RGO"). KJD and RGO are collectively referred to herein as the "Reporting Persons."


The following information relates to KJD:

(a)         Name:    K. Jeffrey Dahlberg

(b)         Business Address:   4200 Dahlberg Drive,
                                Minneapolis, Minnesota 55422

(c)         Principal Occupation:   Chairman of the Board of Directors of
                                    the Company

(d)         Criminal Proceedings:   None.

(e)         Civil Proceedings:   None

(f)         Citizenship:   United States


The following information relates to RGO:

(a)         Name:   Ronald G. Olson


(b)         Business Address:   4200 Dahlberg Drive,
                                Minneapolis, Minnesota 55422

(c)         Principal Occupation:   President, Chief Executive Officer and
                                    Director of the Company

(d)         Criminal Proceedings:   None

(e)         Civil Proceedings:   None

(f)         Citizenship:   United States


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            N/A


ITEM 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons currently own the shares as set forth on the cover pages hereof. The Reporting Persons also intend to acquire the Company through a merger ("Merger") involving a new corporation or limited liability company, all of the equity interests in which will initially be


                                 - Page 4 of 9 -
owned by the Reporting Persons ("Newco"), pursuant to which each shareholder of Common Stock other than the Reporting Persons and certain of their affiliates will receive cash in exchange for each share of Common Stock owned. The Reporting Persons anticipate that the Company may cease to exist as part of the transaction. Whether the Company ceases to exist or not, the Common Stock will be delisted from The Nasdaq Stock Market. The Reporting Persons expect to finance the proposed Merger with the proceeds of a loan from a financial institution.

            Such Merger has been proposed to the Company but has not yet been approved by the Company or its shareholders.

            The proposed transaction is subject to the negotiation and execution of a definitive acquisition agreement. The final structure of the proposed transaction may be different from that describe above.

            Although the foregoing represents plans of the Reporting Persons currently contemplated with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time and there is no assurance that the Reporting Persons will actually be successful in completing the above plans. In addition, the Reporting Persons may seek to influence or control the Company through methods other than as stated above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.


            (a) As of December 9, 1998, the Reporting Persons beneficially owned the amounts of Common Stock respectfully set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock (based on 5,073,492 shares of Common Stock outstanding plus, in the case of RGO, 15,000 shares issuable upon the exercise of outstanding options in the name of RGO which are exercisable within 60 days) represented by the shares of Common Stock beneficially owned by the Reporting Persons.

                                                          Percentage of
                                      Shares of            Outstanding
           Reporting Person          Common Stock          Common Stock
           ----------------          ------------          ------------
           KJD                        2,079,225                41.0%
           RGO                        1,362,855                26.8%

            As of December 9, 1998, the Reporting Persons beneficially owned an aggregate of 3,442,080 (including 15,000 shares of Common Stock issuable upon the exercise of options to RGO, which are exercisable within 60 days), representing approximately 67.8% of the outstanding shares of Common Stock.


(b) The information set forth in items 7 through 11 of the cover pages (pages 1-3) hereto is incorporated herein by reference.


                                 - Page 5 of 9 -

(c) KJD disposed of 10,000 shares of Common Stock by gift and for no consideration on October 15, 1998. Other than such transaction, the Reporting Persons have not undertaken any transactions with respect to the Common Stock or any security derivative thereof in the past sixty (60) days.

(d)         Not applicable.

(e)         Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Other than as disclosed herein, the Reporting Persons have no such contracts, arrangements, understandings or relationships with respect to the Common Stock.


ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

            Agreement, dated as of December 18, 1998, by and among the signatories of this Statement with respect to its filing.



                                 - Page 6 of 9 -

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:      December 18, 1998



                                               /s/ K. Jeffrey Dahlberg
                                               -----------------------
                                                 K. Jeffrey Dahlberg




                                                 /s/ Ronald G. Olson
                                                 -------------------
                                                   Ronald G. Olson





                                 - Page 7 of 9 -

                                  EXHIBIT INDEX



Exhibit Number   Document
--------------   --------
      1.         Agreement, dated as of December 18, 1998, by and among
                 the signatories of this Statement with respect to its filing.




                                 - Page 8 of 9 -